SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  04 October 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 20 September 2013
99.2	Director/PDMR Shareholding dated 23 September 2013
99.3	Transaction in Own Shares dated 23 September 2013
99.4	Transaction in Own Shares dated 24 September 2013
99.5	Transaction in Own Shares dated 25 September 2013
99.6	Transaction in Own Shares dated 26 September 2013
99.7	Transaction in Own Shares dated 27 September 2013
99.8	Transaction in Own Shares dated 30 September 2013
99.9	Total Voting Rights dated 01 October 2013
99.10	Transaction in Own Shares dated 01 October 2013
99.11	Transaction in Own Shares dated 02 October 2013
99.12	Transaction in Own Shares dated 03 October 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 20 September 2013 it acquired 80,626 of its own ordinary shares at an average price of 1852.1524 pence per ordinary share. The highest and lowest prices paid for these shares were 1864 pence per share and 1843 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,237,174 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,692,043.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

23 September 2013
INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In relation to the announcement on 8 April 2013 regarding an award on 5 April 2013 to Kenneth Macpherson, a Person Discharging Managerial Responsibilities, of conditional rights over 11,695 ordinary shares of 14 194/329 pence ("Ordinary Shares") in the Company, to be released in three tranches, the Company announces that it received notification today that 1,797 Ordinary Shares (net of income tax and social security liabilities) were released for no consideration to Kenneth Macphearson on 20 September 2013.

---------------Ends--------------

For further information, please contact:
Corporate Legal and Secretarial (Nicolette Henfrey): +44(0) 1895 512 000

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 23 September 2013 it acquired 88,000 of its own ordinary shares at an average price of 1837.0426 pence per ordinary share. The highest and lowest prices paid for these shares were 1845 pence per share and 1827 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,325,174 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,604,043

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 24 September 2013 it acquired 110,000 of its own ordinary shares at an average price of 1835.6595 pence per ordinary share. The highest and lowest prices paid for these shares were 1843 pence per share and 1828 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,435,174 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,494,043

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 25 September 2013 it acquired 95,471 of its own ordinary shares at an average price of 1820.2552 pence per ordinary share. The highest and lowest prices paid for these shares were 1835 pence per share and 1807 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,530,645 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,398,572

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 26 September 2013 it acquired 73,187 of its own ordinary shares at an average price of 1818.3823 pence per ordinary share. The highest and lowest prices paid for these shares were 1823 pence per share and 1810 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,603,832 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,325,385.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 27 September 2013 it acquired 92,972 of its own ordinary shares at an average price of 1805.7026 pence per ordinary share. The highest and lowest prices paid for these shares were 1815 pence per share and 1793 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,696,804 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,232,413.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 30 September 2013 it acquired 76,603 of its own ordinary shares at an average price of 1793.9128 pence per ordinary share. The highest and lowest prices paid for these shares were 1812 pence per share and 1786 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,773,407 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,155,810.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 1 October 2013, the Company's issued share capital consists of 268,929,217 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 7,530,645 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 261,398,572.

The above figure, 261,398,572 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 01 October 2013 it acquired 50,000 of its own ordinary shares at an average price of 1814.8900 pence per ordinary share. The highest and lowest prices paid for these shares were 1823 pence per share and 1805 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,823,407 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 261,105,810

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 02 October 2013 it acquired 130,000 of its own ordinary shares at an average price of 1806.4234 pence per ordinary share. The highest and lowest prices paid for these shares were 1817 pence per share and 1799 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 7,953,407 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,975,810.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.12

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 03 October 2013 it acquired 68,532 of its own ordinary shares at an average price of 1803.3935 pence per ordinary share. The highest and lowest prices paid for these shares were 1810 pence per share and 1797 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,021,939 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,907,278.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	04 October 2013